Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of this 23rd day of June, 2004 (the “Execution Date”) by and between August Technology Corporation, a Minnesota Corporation (“Buyer”) and Inspex Inc., a Massachusetts corporation, as Debtor and Debtor-in-Possession (“Seller”) under Case No. 03-467-14 HJB (the “Case”) in the United States Bankruptcy Court for the District of Massachusetts (the “Bankruptcy Court”).

RECITALS

A.                                   Seller is engaged in the manufacture, distribution and marketing of software products sold under the mark DMSVISION (“DMSVision Software”) and, separately, of certain other businesses including but not limited to wafer inspection systems consisting of both hardware and software to the worldwide semiconductor manufacturing market (the “Other Business”).

B.                                     Hamamatsu Photonics K.K. (“Hamamatsu”) is the sole shareholder of Photonics Management Corporation, which in turn is the sole shareholder of Seller.

C.                                     On November 21, 2003, Seller filed a voluntary petition for Chapter 11 reorganization with the United States Bankruptcy Court for the District of Massachusetts.

C.                                     Seller wishes to sell to Buyer pursuant to Section 363 of the U.S. Bankruptcy Code certain of the assets it uses in connection with the DMSVision Software at the price and on the other terms and conditions specified in detail below, and Buyer wishes to so purchase and acquire such assets from Seller.  Seller is not selling to Buyer the Other Business.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.               Transfer of Assets.

1.1         Purchase and Sale of Assets.  On the Closing Date, as hereinafter defined, in consideration of the covenants, representations and obligations of Buyer hereunder, and subject to the conditions hereinafter set forth, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest as of the Closing Date in and to the Assets.  For purposes of this Agreement, the term “Assets” means all of the following owned by Seller as of the Closing:

(i)                                     Seller’s DMSVision Software, including all supporting modules such as Review Client, Spatial Pattern Recognition, Statistical Process Control and Parametrics and High Performance Bitmap, and related software, source code, development environments, tools, data base designs, design documentation, algorithms, user interface designs, compile and build scripts, architecture, libraries, objects and documentation and underlying intellectual property including copyrights and trade secrets embodied therein;

(ii)                                  All of Seller’s transferable Intellectual Property, as defined herein, related to or useful in connection with the DMSVision Software (including the trademark “DMSVISION” but excluding the trademark “INSPEX”) listed on Schedule 1.1(ii) to this Agreement (collectively, the “Intellectual Property Rights”).  “Intellectual Property” shall mean patents, copyrights, trademarks, tradenames, know-how, trade secrets, designs, inventions, discoveries, software, mask works, prototypes, algorithms, methods, and other intellectual property, applications for any of the foregoing, infringement or similar claims against third parties related to any of the foregoing and goodwill associated with any of the foregoing.

(iii)                               Seller’s right, title and interest in all Intellectual Property set forth on Schedule 1.1(iii) to this Agreement (the “R&D Property”) developed pursuant to certain research and development agreements between Seller and Hamamatsu;

(iv)                              Seller’s transferable right, title and interest (i) as lessee under those equipment, personal property and intangible property leases, rental agreements, licenses , contracts, agreements and similar arrangements described on Schedule 1.1(iv) to this Agreement (collectively, the “Leases”), and (ii) as a party to those other contracts, leases, orders, purchase orders, licenses (including licenses to third party software used in the DMSVision Software business), warranties, contracts, agreements and similar arrangements described on Schedule 1.1(iv) (collectively, the “Contracts” and, together with the Leases, the “Leases and Contracts”);

(v)                                 Copies of the books and records of Seller relating to the business of producing, distributing and marketing the DMSVision Software, including without limitation the books of account, tax, general, financial, accounting and personnel records, files, invoices, customer (current and prospective) and supplier lists, business plans, marketing studies and other written information; provided, however, that Seller shall retain or have access to such of the books and records as are necessary (A) to prepare financial statements for the fiscal year to end September 30, 2004 or any other periods ending after September 30, 2003, or to conduct the Other Business before or after the Closing; (B) to respond to tax or regulatory audits relating to periods prior to the Closing, which occur after the Closing; or (C) to prosecute any claims retained by Seller under subparagraph (vi) below;

(vi)                              all claims, rights and causes of action relating to the DMSVision Software but specifically excluding any Federal or state tax refund claims and all rights and powers of a trustee and debtor-in-possession against any person whatsoever, including all avoidance powers granted to Seller under the Bankruptcy Code and all causes of action and remedies granted pursuant to or incorporated in Sections 502, 510, 541(a)(3) and (4), 544, 545, 547 through 551 and 553 of the Bankruptcy Code; and

(vii)                           computer hardware, including servers and personal computers, used in the development, support or maintenance of the DMSVision Software, and office furniture and equipment, including desks, chairs and conference tables used by employees of Seller whose primary duties relate to the development, support or maintenance of the DMSVision Software listed on Schedule 1.1(vii).

1.2         Instruments of Transfer.  The sale, assignment, transfer, conveyance and delivery of the Assets to Buyer and the assumption of obligations under the Leases and Contracts provided herein by Buyer shall be made by assignments, bills of sale and other instruments of assignment, transfer and conveyance provided for in Section 3 below and such other instruments as may reasonably be requested by Buyer or Seller.  None of the foregoing documents shall increase in any material way the burdens imposed by this Agreement upon Seller or Buyer.

2.               Consideration.

2.1         Purchase Price.

2.1.1                        The cash consideration to be paid by Buyer to Seller for the Assets (the “Purchase Price”) shall be Two Million One Hundred Thousand and No/100 Dollars ($2,100,000.00) (the “Closing Payment”) in immediately available, good funds (funds delivered in this manner are referred to herein as “Good Funds”), and subsequently as additional consideration, (a) Twenty percent (20%) of the revenues received from new DMSVision Software license agreements Buyer enters into during the twelve-month period following the Closing Date, and (b) if the DMSVision Software is not licensed to a third party separately, but as part of a combination product, Ten percent (10%) of the partial net sales received by Buyer under new agreements entered into during the twelve-month period following the Closing Date for such combination products, such partial net sales being equal to the product of the net sales for such combination products under the agreements in question, multiplied by the ratio of the fair market value of the DMSVision Software license included in the combination product to the net sales price of the combination product in its entirety. (the “Royalty Payment”).  “Revenues received from new DMSVision Software license agreements” as used in the preceding sentence shall mean (a) gross revenues actually received by Buyer pursuant to the license agreements entered into during the twelve months following the Closing Date (b) less (i) sales, value added and/or use taxes, (ii) duties and similar governmental assessments paid and (iii) amounts allowed or credited due to rejections and/or returns.  “Net sales” as used in the second preceding sentence shall mean (a) the gross revenue actually received by Buyer pursuant to agreements for the sale of combination products entered into during the twelve months following the Closing Date (b) less (i) sales, value added and/or use taxes, (ii) duties and similar governmental assessments paid, (iii) shipping, and (iv) amounts allowed or credited due to rejections and/or returns.

2.1.2                        Upon delivery of this Agreement, signed by Buyer, to Sellers, an earnest money deposit (the “Deposit”) in the amount of ten percent (10%) of the Closing Payment shall be paid by Buyer into escrow to be held by Seller’s counsel, Looney & Grossman LLP, by wire transfer in immediately available funds.  The Deposit shall be applied to the Closing Payment payable by Buyer on the Closing Date.  If this Agreement shall be terminated by any party hereto pursuant to Sections 3.2 or 4.3 hereof, or in the event that a person other than Buyer is approved by the Bankruptcy Court as the successful bidder of all or any portion of the Assets, then the Deposit shall be returned to Buyer.

2.1.3                        On the Closing Date, Buyer shall pay and deliver to Seller, by wire transfer in Good Funds, the balance of the Closing Payment.  Within 45 days following the end of each calendar quarter occurring after the Closing Date, Buyer shall pay and deliver to Seller, by wire transfer in Good Funds, the Royalty Payment with respect to revenues received in such calendar quarter.  When all licenses of DMSVision Software entered into by Buyer during the twelve months following the Closing Date have terminated, and Buyer is entitled to no further receipts pursuant to such licenses or pursuant to any agreements for the sale of combination products, Buyer shall notify Seller, or Seller’s designee, in writing that Buyer’s obligation to make Royalty Payments has terminated.  With each Royalty Payment and the notice that Buyer is entitled to no further receipts, Buyer shall deliver to Seller an accounting supporting Buyer’s determination of the amount of such Royalty Payment and, in the case of the notice, the conclusion that Buyer is entitled to no further receipts.  Seller shall be entitled to have such accounting reviewed by its accountants and to object to the accuracy or content of such accounting.  Any such review shall be at the expense of Seller unless (i) such review identifies a discrepancy in Seller’s favor in an amount equal to 10% or more of the Royalty Payment that is the subject of such review, or, in the case of the notice, such review concludes that Buyer is entitled to additional receipts that result in additional Royalty Payments equal to 10% or more of the last Royalty Payment made by Buyer, and (ii) Buyer agrees with the conclusions of Seller’s review or becomes subject to a binding determination of a court, with no further opportunity for review or appeal, consistent with the conclusions of Seller’s review, in which case Buyer shall pay the expenses of the review.

2.2         Assumed Liabilities. Buyer shall, effective as of the Closing Date, assume and perform all liabilities accruing under the Leases and Contracts on and after the Closing Date.  A tentative list of such Leases and Contracts (together with a summary of the related liabilities, payment schedules, warranty obligations, accrued people/day credits owed to customers, etc. (the “Assumed Liabilities”) associated with each), is attached as Schedule 1.1(iv) hereto.  Immediately prior to the Closing Date, Seller shall provide to Buyer an updated Schedule 1.1(iv) along with supporting documentation setting forth the Assumed Liabilities current as of the business day preceding the Closing Date.  If Buyer elects to have other agreements assumed and assigned to it which are not set forth on that Schedule (“Discretionary Agreements”) and does not change that election before Closing, Buyer shall pay the cure costs for such Discretionary Agreements.  Other than the liabilities and obligations of Seller expressly assumed by Buyer hereunder (the “Assumed Obligations”), Buyer is not assuming and shall not be liable for any liabilities or obligations of Seller, and Seller shall be obligated to pay cure costs as required by the Bankruptcy Code.

3.               Closing Transactions.

3.1         Closing.  The Closing of the transactions provided for herein (the “Closing”) shall take place at the offices of Seller’s counsel or such other location upon which the parties may mutually agree.

3.2         Closing Date.  The Closing shall be held within five days after satisfaction or waiver of the conditions to Closing in Section 4 (the “Closing Date”) but in no event later than August 31, 2004 (the “Outside Date”).  In the event the conditions to Closing have not been satisfied or waived by the Outside Date, then any party who is not in default hereunder may terminate this Agreement.  Alternatively, the parties may mutually agree to an extended Closing Date. Until this Agreement is either terminated or the parties have agreed upon an extended Closing Date, the parties shall diligently continue to work to satisfy all conditions to Closing.

3.3         Seller’s Deliveries to Buyer at Closing.  On the Closing Date, Seller shall make the following deliveries to Buyer:

3.3.1                        An Assignment and Assumption Agreement substantially in the form and content attached as Exhibit A hereto, duly executed by Seller, pursuant to which Seller assigns the Leases and Contracts (the “Assignment Agreement”).

3.3.2                        A bill of sale, duly executed by Seller, in the form and on the terms of the bill of sale attached hereto as Exhibit B, pursuant to which Seller transfers the Assets other than the Leases and Contracts to Buyer (the “Bill of Sale”).

3.3.3                        Assignments of the Intellectual Property Rights in a form satisfactory to Buyer.

3.4         Buyer’s Deliveries to Seller at Closing.  On the Closing Date, Buyer shall make or cause to be made the following deliveries to Seller:

3.4.1                        That portion of the Purchase Price to be delivered by Buyer directly to Seller at the Closing under Section 2.1 and payments under Section 3.5.

3.4.2                        The Assignment Agreement, duly executed by Buyer.

3.4.3                        A license agreement by and between Buyer and Hamamatsu, substantially in the form and content attached hereto as Exhibit C, and a license agreement by and between Buyer and Seller, substantially in the form and content attached hereto as Exhibit D, pursuant to which Buyer shall grant to Hamamatsu and Seller:

1)                                      a perpetual, irrevocable, royalty-free, non-exclusive worldwide license in all of the pertinent intellectual property rights conveyed to Buyer hereunder to make, use, sell, modify, import, copy, prepare derivative works and otherwise commercialize (i) the DMSVision Software currently implemented in Hamamatsu’s products, including source code in the possession of Hamamatsu, and (ii) the R&D Property, in connection with Hamamatsu’s products and any improvements to, or new versions of, such products, provided that such products, improvements or versions are used only in the field of Back-End Semiconductor Failure Analysis of integrated circuits and wafers using Photo Emission or Photo Stimulation methods, including but not limited to Emission Microscopy, OBIRCH (Optical Beam Induced Resistance Change), SDL (Soft Defect Localization) and PICA (Picosecond Imaging Circuit Analysis).

2)                                      a perpetual, irrevocable, royalty-free, non-exclusive (except as provided in the last sentence of this paragraph) worldwide license in all of the pertinent intellectual property rights conveyed to Buyer hereunder to make, use, sell, modify, import, copy, prepare derivative works and otherwise commercialize the current version of DMSVision and predecessor versions and the R&D Property, in applications other than semiconductor applications.  Semiconductor applications shall be defined to include advanced package semiconductors, MEMS, microelectronics, data storage, microfluidics and optoelectronics, including LEDs and flat panel displays and inspection of all of these.  In addition, the license referred to in the first sentence of this paragraph shall be exclusive as to certain specialty medical, biological and pharmaceutical fields in which Hamamatsu is conducting research and development (or has done so within the last 12 months), to be defined in the license, and Buyer shall cooperate to the extent reasonably required for Hamamatsu to secure the benefit of such exclusive rights, any such cooperation to be at Hamamatsu’s expense.

3.5         Prorations.  Any items of expense (including, without limitation, any prepaid amounts under the Leases and Contracts, or any of them) relating to or attributable to the Assets and/or the Leases and Contracts shall be prorated between Seller and Buyer as of the Closing Date.  All obligations due in respect of periods prior to Closing shall be paid in full or otherwise satisfied by Seller and all obligations due in respect of periods after Closing shall be paid in full or otherwise satisfied by Buyer.  On or prior to the Closing Date, Seller shall pay to each of its employees who will be employed by Buyer following the Closing Date all employment related obligations including salary, bonus, benefits, accrued vacation, etc., due for periods prior to the Closing Date and satisfy any and all payroll tax obligations with respect to such employees.  Buyer shall pay to Seller in cash on the Closing Date the amount of the security or similar deposits with contracting parties under the Leases and Contracts and the amount of any other deposits or prepaid expenses made by Seller relating to the property to which the Leases and Contracts relate in the amounts set forth on Schedule 3.5 attached hereto as adjusted on the Closing Date to reflect the amount of such prepaid expenses accruing to the benefit of Buyer.

3.6         Sales, Use and Other Taxes.  Any sales, purchases, transfer, stamp, documentary stamp, use or similar taxes that may be payable by reason of the sale of the Assets under this Agreement or the transactions contemplated herein shall be paid by Seller if not determined to be exempt under Section 1146(c) of the Bankruptcy Code; provided, however, that Buyer shall pay any costs or fees associated with transfer of the intellectual property described in Section 5.7 hereof to the extent determined not to be exempt under Section 1146(c) of the Bankruptcy Code.

3.7         .Possession.  The right to possession of the Assets shall transfer to Buyer on the Closing Date.  Seller shall transfer and deliver to Buyer on the Closing Date such keys, lock and safe combinations and other similar items as Buyer shall require to obtain immediate and full occupation and control of the Assets, and shall also make available to Buyer at its then existing locations the originals of all documents in Seller’s possession that are required to be transferred to Buyer by this Agreement.  Buyer shall maintain the confidentiality of information relating to the Other Business.

4.               Conditions Precedent to Closing.

4.1         Conditions to Seller’s Obligations.  Seller’s obligation to make the deliveries required of Seller at the Closing Date shall be subject to the satisfaction or waiver by Seller of each of the following conditions.

4.1.1                        All of the representations and warranties of Buyer contained herein shall continue to be true and correct at the Closing in all material respects, all covenants and obligations to be performed by Buyer prior to the Closing shall have been performed in all material respects, and Buyer shall have certified the foregoing to Seller in writing.

4.1.2                        Buyer shall have delivered to Seller appropriate evidence of all necessary action by Buyer in connection with the transactions contemplated hereby, including, without limitation:  (i) certified copies of resolutions duly adopted by Buyer’s governing body approving the transactions contemplated by this Agreement and authorizing the execution, delivery and performance by Buyer of this Agreement; (ii) a certificate as to the incumbency of officers or other authorized agents of Buyer executing this Agreement and any instrument or other document delivered in connection with the transactions contemplated by this Agreement and (iii)

a legal opinion of Buyer’s legal counsel regarding due authorization of the transactions contemplated hereby and such other matters as may be reasonably requested by Seller.

4.1.3                        Buyer shall have executed and delivered to Seller and Hamamatsu the license agreements between Buyer, Seller and Hamamatsu substantially in the form and content attached as Exhibits C and D hereto.

4.1.4                        No action, suit or other proceedings shall be pending before any court, tribunal or governmental authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain substantial damages in respect thereof, or involving a claim that consummation thereof would result in the violation of any law, decree or regulation of any governmental authority having appropriate jurisdiction.

4.1.5                        The Bankruptcy Court shall have entered the Procedure Order in accordance with Section 8.4.1 below and the Approval Order as contemplated by and defined in Section 8.4.2 below, and the Approval Order shall not have been stayed as of the Closing Date.

4.2         Conditions to Buyer’s Obligations.  Buyer’s obligation to make the deliveries required of Buyer at the Closing shall be subject to the satisfaction or waiver by Buyer of each of the following conditions:

4.2.1                        All representations and warranties of Seller contained herein shall continue to be true and correct at the Closing in all material respects, all covenants and obligations to be performed by Seller prior to the Closing shall have been performed in all material respects, and Seller shall have certified the foregoing to Buyer in writing.

4.2.2                        Seller shall have delivered to Buyer appropriate evidence of all necessary action by Seller in connection with the transactions contemplated hereby, including, without limitation:  (i) certified copies of resolutions duly adopted by governing body of Seller approving the transactions contemplated by this Agreement and authorizing the execution, delivery and performance by Seller of this Agreement; (ii) a certificate as to the incumbency of officers or other authorized agents of Seller executing this Agreement and any instrument or other document delivered in connection with the transactions contemplated by this Agreement and (iii) a legal opinion of legal counsel to Seller regarding due authorization of the transactions contemplated hereby and such other matters as may be reasonably requested by Buyer.

4.2.3                        Seller shall have executed and delivered to Buyer the Assignment Agreement, the Bill of Sale and each other document reasonably requested by Buyer pursuant to Sections 1.2 and 3.3.

4.2.4                        Photonics Management Corporation shall have executed and delivered to Buyer a lease agreement, substantially in the form attached hereto as Exhibit E, pursuant to which Photonics Management Corporation) leases to Buyer for six (6) months from the Closing Date, for no consideration other than as set forth in the last sentence of this paragraph, sufficient space in Seller’s facility to accommodate those of Seller’s employees that Buyer elects to employ subsequent to the Closing Date, in working space substantially equivalent to that occupied by such employees as of the Execution Date, permitting such employees to use telephone equipment and computer network access to the same extent as available prior to the Closing Date but in a manner which does not interfere with the conduct or confidentiality of the Other Business. Such lease agreement shall require Buyer to reimburse Photonics Management Corporation or its successors or assigns for its proportionate share of operating expenses, utilities and common area charges associated with the Seller’s facility.

4.2.5                        Hamamatsu shall have executed and delivered to Buyer an assignment of Hamamatsu’s right, title and interest in the R&D Property in the form attached hereto as Exhibit F.

4.2.6                        No action, suit or other proceeding shall be pending before any court, tribunal or governmental authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain substantial damages in respect thereof, or involving a claim that consummation thereof would result in the violation of any law, decree or regulation of any governmental authority having appropriate jurisdiction.

4.2.7                        The Bankruptcy Court shall have entered the Procedure Order substantially in the form attached as Exhibit G in accordance with Section 8.4.1 below by July 31, 2004 and the Final Approval Order substantially in the form attached as Exhibit H in accordance with Section 8.4.2 below.  If an Approval Order substantially in the form attached as Exhibit H is entered, Buyer may waive the requirement that it be a Final Approval Order.

4.2.8                        There shall not have occurred a material casualty of any nature with respect to the Seller’s DMSVision Software business, Seller shall not have a material diminution in its customer base, employees or prospects at its Massachusetts facility nor shall any material adverse change of comparable significance have occurred or be reasonably likely to occur in the DMSVision Software business or its prospects.  The foregoing shall not include the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, or any existing event, occurrence, or circumstance with respect to which Buyer has knowledge as of the Execution Date.

4.2.9                        All authorizations, consents, filings and approvals necessary to permit Seller to perform the transactions contemplated hereby shall have been duly obtained, made or given, shall be in form and substance reasonably acceptable to Buyer, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.  All terminations or expirations of waiting periods imposed by any governmental authority necessary for the transaction contemplated under this Agreement, if any, shall have occurred.  Seller shall use commercially reasonable efforts to seek such authorization, consent, filings or approvals and, where appropriate, Buyer at no material cost to it will assist when requested by Seller in seeking such authorization, consent, filing or approval.

4.2.10                  No order shall have been issued that is inconsistent with the sale of the Assets pursuant to this Agreement or otherwise restricting, prohibiting or staying the consummation of the transactions contemplated by this Agreement.

4.3         Termination.  If any of the above conditions is neither satisfied nor waived on or before the date by which the condition is required to be satisfied, the party who is not then in default hereunder may terminate this Agreement by delivering to the other written notice of termination.  Any waiver of a condition shall be effective only if such waiver is stated in writing and signed by the waiving party; provided, however, that the consent of a party to the Closing shall constitute a waiver by such party of any conditions to Closing not satisfied as of the Closing Date.

5.               Seller’s Representations and Warranties.  Seller hereby makes the following representations and warranties to Buyer:

5.1         Validity of Agreement.  Upon obtaining the Approval Order, this Agreement shall constitute the valid and binding obligation of Seller enforceable in accordance with its terms.

5.2         Organization, Standing and Power.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.  Subject to the applicable provisions of bankruptcy law, Seller has all requisite corporate power and authority to own, lease and operate its properties, to carry on its business as now being conducted and, subject to the Seller’s obtaining the Approval Order, to execute, deliver and perform this Agreement and all writings relating hereto.

5.3         No Conflicts or Violations.  Upon obtaining the Approval Order, the execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and the performance of, fulfillment of and compliance with the terms and conditions hereof by Seller do not and will not:  (i) conflict with or result in a breach of the articles of incorporation or the by-laws of Seller; (ii) violate any statute, law, rule or regulation, or any order, writ, injunction or decree of any court or governmental authority; or (iii) violate or conflict with or constitute a default under any agreement, instrument or writing of any nature to which Seller is a party or by which Seller or its assets or properties may be bound.

5.4         Title to Assets.  Seller has good and marketable title to the Assets, subject to certain lien holders which are receiving notice of the sale motion and will be bound by the Approval Order.  At the Closing, Buyer will acquire all of Seller’s right, title and interest in and to all the Assets, free and clear of any liens, claims, security interests or encumbrances.  Except for the Assumed Liabilities under the Leases and Contracts, Buyer’s purchase of the Assets shall not impose upon Buyer any liabilities or obligations of Seller.

5.5         Liens.  Notice of the sale will be sent to all known parties asserting any security interest in or lien against any of the assets of the Seller, including the parties listed on Schedule 5.5 hereto.

5.6         Environmental Issues.  The Seller does not have any knowledge of any conditions (latent or otherwise) in respect of its tangible Assets which will need other than routine maintenance, except as set forth in Schedule 5.6.  To the best knowledge of the Seller (without specific investigation), the Seller is not in violation, nor has the Seller received any notice that its real estate is in violation, of any applicable environmental laws or regulations, nor has any “clean-up” or “closure” of Seller’s real estate occurred pursuant to any environmental laws that could give rise to (i) liability on the part of Buyer to reimburse any governmental authority or third party for the cost of such clean-up or closure or (ii) a lien or encumbrance on the real estate.

5.7         Intellectual Property.

(i)                                     Except as set forth in Schedule 5.7, Seller owns and retains all rights in the Intellectual Property Rights used in, or necessary for the operation of the DMSVision Software business as presently conducted and as conducted for the twelve months prior to the filing of the Case and Seller and Hamamatsu own and retain all rights in the R&D Property.  To the knowledge of Seller, no intellectual property rights of any third party were misappropriated, infringed or copied in connection with Seller’s creation of the Intellectual Property Rights.  To the knowledge of Seller, Seller owns the Intellectual Property in the work contractors and employees performed for Seller with respect to the DMSVision Software.

(ii)                                  Seller does not have any knowledge that it has interfered with, infringed upon, misappropriated, diluted or come into conflict with an Intellectual Property right of a third party in connection with its operation of the DMSVision Software business as presently conducted and as conducted for the twelve months prior to the filing of the Case.  Seller has not received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation, dilution or violation (including any claim that either Seller must license or refrain from using any intellectual property right of any third party) of a third party’s Intellectual Property rights in connection with its operation of the DMSVision Software business as presently conducted and as conducted for the twelve months prior to the filing of the Case.  Seller does not have any knowledge that use, development, modification, copying or distribution of the DMSVision Software in the manner used, developed, modified, copied, or distributed by Seller or Seller’s customers in connection with the operation of the DMSVision Software business as presently conducted and as conducted for the twelve months prior to the filing of the Case would infringe the Intellectual Property rights of a third party.  To the knowledge of Seller, no third party has infringed upon or misappropriated, diluted or otherwise come into conflict with any Intellectual Property rights owned or licensed for use by Seller.

(iii)                               Schedule 1.1(ii) identifies each patent or registration which has been issued to Seller with respect to the Intellectual Property Rights, identifies each patent application or application for registration which Seller has made with respect to any of the Intellectual Property, identifies each trademark, trademark application and registration with respect to any of the Intellectual Property Rights, and identifies each license, agreement, or other permission which Seller has granted to or entered into with any third party with respect to the Intellectual Property Rights.  Seller has delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item.  Schedule 5.7 also identifies each trade name or unregistered trademark or service mark used by Seller in the DMSVision Software business, other than the “INSPEX” trademark.

(iv)                              Schedule 5.7 identifies each item of intellectual property that any third party owns and that Seller uses or holds for use, including pursuant to license, sublicense, agreement, or permission, for use with the DMSVision Software.  Seller has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).  With respect to each item of intellectual property owned by a third party and knowingly used or held by Seller, the license, sublicense, agreement, or permission covering each such item is legal, valid, binding, enforceable, in full force and effect, and is assignable to Buyer without the consent of the third party except as set forth on Schedule 5.7.

5.8         Labor Matters.  Seller is not party to any collective bargaining agreement or multiemployer pension plan.

5.9         Purchased Assets Sufficient.  The Assets constitute all of the property and assets used in or necessary for the operation of the DMSVision Software business as presently conducted, except for those assets the absence of which would not have a material adverse effect on Buyer’s operation of the business.

6.               Buyer’s Representations and Warranties.  Buyer hereby makes the following representations and warranties to Seller:

6.1         Validity of Agreement.  All action on the part of Buyer necessary for the authorization, execution, delivery and performance of this Agreement by Buyer, including, but not limited to, the performance of Buyer’s obligations hereunder, has been duly taken. This Agreement, when executed and delivered by Buyer, shall constitute the valid and binding obligation of Buyer enforceable in accordance with its terms.

6.2         Organization, Standing and Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota.  Buyer has all requisite power and authority to own, lease and operate its properties, to carry on its business as now being conducted and to execute, deliver and perform this Agreement and all writings relating hereto.

6.3         No Conflicts or Violations.  The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and the performance of, fulfillment of and compliance with the terms and conditions hereof by Buyer do not and will not:  (i) conflict with or result in a breach of the organizational documents of Buyer; (ii) violate any statute, law, rule or regulation, or any order, writ, injunction or decree of any court or governmental authority; or (iii) violate or conflict with or constitute a default under any agreement, instrument or writing of any nature to which Buyer is a party or by which Buyer or its assets or properties may be bound.

6.4         Financing.  As of Closing, Buyer will have sufficient funds available to consummate the transactions contemplated hereby.

7.               “AS IS” Transaction.  BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN SECTION 5 ABOVE, THE SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATING TO THE ASSETS, INCLUDING, WITHOUT LIMITATION, INCOME TO BE DERIVED OR EXPENSES TO BE INCURRED IN CONNECTION WITH THE ASSETS, THE PHYSICAL CONDITION OF ANY PERSONAL PROPERTY COMPRISING A PART OF THE ASSETS OR WHICH IS THE SUBJECT OF ANY OTHER LEASE OR CONTRACT TO BE ASSUMED BY BUYER AT THE CLOSING, THE VALUE OF THE ASSETS (OR ANY PORTION THEREOF), THE TRANSFERABILITY OF ASSETS, THE TERMS, AMOUNT, VALIDITY OR ENFORCEABILITY OF ANY ASSUMED LIABILITIES, THE TITLE OF THE ASSETS (OR ANY PORTION THEREOF), THE MERCHANTABILITY OR FITNESS OF THE PERSONAL PROPERTY OR ANY OTHER PORTION OF THE ASSETS FOR ANY PARTICULAR PURPOSE, OR ANY OTHER MATTER OR THING RELATING TO THE

ASSETS OR ANY PORTION THEREOF.  WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE ASSETS.  BUYER FURTHER ACKNOWLEDGES THAT BUYER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE ASSETS AS BUYER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 5, BUYER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS.  ACCORDINGLY, BUYER WILL ACCEPT THE ASSETS AT THE CLOSING “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS.”

8.               Conduct Prior to Closing.

8.1         Access to Records and Properties of Seller.  From and after the Execution Date until the Closing Date, Seller shall, upon reasonable advance notice, afford to Buyer’s officers, independent public accountants, counsel, lenders, consultants and other representatives reasonable access during normal business hours to the Assets but not to the Other Business and all records pertaining to the Assets but not the Other Business.  Buyer expressly acknowledges that nothing in this Section 8.1 is intended to give rise to any contingency to Buyer’s obligations to proceed with the transactions contemplated herein.

8.2         Operation of Seller’s Business Pending Closing.  Unless Buyer otherwise consents, during the period prior to the Closing Date, Seller shall operate the DMSVision Software business as currently operated and only in the ordinary course and, consistent with such operation, shall use commercially reasonable efforts to preserve intact the DMSVision Software business and its relationships with employees and persons having dealings with it, including, without limitation, selling on comparable terms and pricing with past practice and not offering new material offsets, reductions or discounts to accounts receivable, without the prior written consent of Buyer; provided, however, that (i) Seller shall not be responsible for the impact of Buyer’s discussions with employees and persons having dealings with Seller on the Seller’s ability to operate the DMSVision Software business as currently operated and in the ordinary course; and (ii) Buyer is aware and acknowledges that Seller’s ability to continue to operate the DMSVision Software business as currently operated and in the ordinary course depends on Seller’s parent’s willingness to continue to provide funding to Seller.

8.3         Negotiations with Seller’s employees.  From and after the Execution Date until the Closing Date, Seller shall permit Buyer to discuss employment with Seller’s employees that are working in the DMSVision Software Business, and if Buyer offers employment to any such employees, Seller shall permit such employees to terminate their employment with Seller and accept employment with Buyer, contingent upon the occurrence of the Closing.  With respect to any of Seller’s employees to whom Buyer offers employment, Buyer agrees to credit service with Inspex for eligibility and vesting under Buyer’s pension or profit sharing plans, seniority under Buyer’s vacation policy, and, to the extent consistent with applicable law and Buyer’s health and welfare plans, waiver of preexisting condition limitations and granting credit for deductibles which have been applied under Seller’s plans for calendar year 2004.  Neither Seller nor Hamamatsu shall solicit directly or indirectly such employees of Seller whose job responsibilities pertain to the DMSVision Software and not the Other Business and to whom Buyer offers employment (“Seller’s DMS Employees”), which offers must occur prior to the Bankruptcy Court approval referenced in Section 8.4.2 below, to continue employment with Seller or accept employment with Hamamatsu or any affiliate of Hamamatsu in any manner that might diminish the likelihood of such employee accepting employment with Buyer, for a period of one year following the Closing.  Buyer shall not solicit directly or indirectly employees of Hamamatsu or any affiliate of Hamamatsu other than Seller’s DMS Employees with knowledge pertinent to any of the technology conveyed in the Agreement for a period of one year following the Closing unless identified in the Agreement.

8.4         Bankruptcy Court Approvals.

8.4.1                        Bankruptcy Court Approval of Sale Procedures.  Promptly following the Execution Date (and in no event later than four days thereafter), the Seller will serve and file a motion with a proposed order in the form attached hereto as Exhibit G (the “Sale Procedure Motion”) with the Bankruptcy Court requesting the entry of an order (the “Procedure Order”) (i) fixing the time, date, and location of a hearing (the “Approval Hearing”) to approve Seller’s consummation of this Agreement, (ii) fixing the time and date of an auction (the “Auction”) to be held at the offices of Seller’s counsel or at the Bankruptcy Court at which higher and better offers may be presented to the Seller or the Bankruptcy Court, (iii) providing that, if Seller receives from a third party a higher and better offer at the Auction, and such third party offer is subsequently approved by the Bankruptcy Court and closes as provided by its terms, then Buyer will be entitled to receive from the Seller a fee payment equal to the lesser of Buyer’s actual out-of-pocket expenses in connection with the Purchase Agreement and Approval Hearing or $105,000, which payment shall be made to the Buyer concurrently with the consummation of such third party sale and shall be an administrative expense in the case, (iv) providing that no prospective purchaser will be permitted to bid at the Auction unless such party has been deemed “financially qualified” by Seller, (v) no prospective purchaser who bids for the Assets at Auction shall be entitled to purchase the Assets unless such prospective purchaser offers to purchase the Assets for consideration which is at least $125,000 greater than the Closing Payment and otherwise on terms at least as favorable to the Seller as those set forth in this Agreement, (vi) after any initial overbid, all further overbids must be in increments of at least $100,000, and (vii) providing that any prospective bidder must bid for the Assets based on a form of contract substantially similar to this Agreement.  Service of the Sale Procedure Motion shall be upon those parties designated in Bankruptcy Rule 6004(c) and upon all other parties who Seller, in its sole discretion, reasonably believes might assert claims on the Assets sold or against the Buyer after the entry of the Approval Order.  Should overbidding take place, the Buyer shall have the right, but not the obligation, to participate in the overbidding and to be approved as the overbidder at the Approval Hearing if it submits the highest and best bid under the bidding procedures.  Following the filing of the Sale Procedure Motion, the Seller shall use reasonable efforts to obtain the Procedure Order (the date on which the Procedure Order is entered and becomes final is referred to herein as the “Sale Procedure Date”).

8.4.2                        Bankruptcy Court’s Approval of Sale.  Promptly following the Execution Date, and contemporaneously with the filing of the Sale Procedure Motion, Seller shall file a motion with the Bankruptcy Court in the form attached hereto as Exhibit H (the “Sale Motion”) requesting entry of an order (the “Approval Order”) which (i) approves the sale of the Assets to Buyer on the terms and conditions set forth in this Agreement and authorizes the Seller to proceed with this transaction, (ii) includes a specific finding that Buyer is a good faith purchaser of the Assets, (iii) finds that the Purchase Price represents fair consideration and reasonably equivalent value for the Assets, (iv) states that the sale of the Assets to Buyer shall be free and clear of all liens, claims, interests and encumbrances whatsoever (except as expressly provided in this Agreement), and (v) approves the Seller’s assumption and assignment of the pre-petition Leases and Contracts (including any Discretionary Agreements) pursuant to Section 365 of the United States Bankruptcy Code and provides for payment of allowed cure amounts consistent with this Agreement.  Following the filing of the Sale Motion, the Seller shall use reasonable commercial efforts to obtain entry of the Approval Order without a stay as provided in Bankruptcy Rules 6004(g) and 6006(d).  An Approval Order which is not stayed and which is no longer subject to appeal or further review is referred to herein as a “Final Approval Order.”.  Both Buyer’s and Seller’s obligations to consummate the transactions contemplated in this Agreement which the Buyer and Seller may hereafter enter into shall be conditioned upon the Bankruptcy Court’s entry of the Final Approval Order.

8.4.3                        Bid Acceptance.  Seller is not required to accept a bid that is monetarily superior to the terms set forth in this Agreement, but may propose and recommend to the Bankruptcy Court acceptance of the transactions contemplated by this Agreement if it  determines this Agreement to be in the best interests of Seller’s bankruptcy estate and Seller’s creditors.

8.4.4                        Notice of Competing Bids.  In the event that Seller receives any written offer or proposal (a “Proposal”) regarding the acquisition of the Assets or any portion thereof, Seller shall, within 2 days of receipt of such proposal, notify Buyer of the Proposal by fax, e-mail or overnight courier, including the identity of the Person making the Proposal and the principal economic terms thereof.

8.5         Notification of Certain Matters.  Seller shall give prompt notice to Buyer of (i) the occurrence or non-occurrence of any event of which Seller has knowledge that would be likely to cause either (a) any representation or warranty of Seller contained in this Agreement, or in connection with the transactions contemplated hereunder, to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing, or (b) directly or indirectly, any material adverse effect on the business, operations, properties, assets, prospects or condition (financial or otherwise) of the DMSVision Software business, taken as a whole; or (ii) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.  Delivery of any notice pursuant to this Section 8.5 shall not limit or affect Buyer’s rights and remedies hereunder.

9.               Additional Covenants.

9.1         Financial Statements.  Seller acknowledges Buyer must file with the Securities and Exchange Commission not later than 75 days following the Closing Date financial statements reflecting the operations of the DMSVision Software business, including audited financial statements for the two fiscal years ended September 30, 2002 and 2003 and unaudited financial statements for the nine months ended June 30, 2003 and 2004.  Seller shall afford to Buyer and to the independent public accountants selected by Buyer to perform the necessary audits reasonable access during normal business hours to such records, financial statements or other documentation as may be necessary or useful in the preparation and audit of the required financial statements.  Seller shall use its best efforts to assist in the preparation and audit of such financial statements in the manner reasonably requested by Buyer, including making available to

Buyer and the independent public accountants following the Closing Date persons familiar with such records, financial statements or other documentation as may be necessary to assist Buyer in complying with its reporting obligations.  Buyer and Seller shall cooperate in identifying and securing the services of personnel necessary to prepare and audit the required financial statements.  Buyer shall be responsible for the audit fees of the independent public accountants performing the audit and personnel costs associated with persons who may be called upon to assist in the preparation of such financial statements..

9.2         Release of Information.  Except as otherwise required by law, prior to the closing, neither Buyer nor Seller will make any public announcement of the contemplated purchase without the prior consent of the other party and without permitting the other party the opportunity to review and make reasonable changes to the proposed disclosure.

9.3         Certain Retained Rights for Other Business.  Notwithstanding the conveyance of Intellectual Property Rights, Seller shall retain a perpetual, irrevocable, royalty-free, non-exclusive worldwide license in all of the pertinent intellectual property rights conveyed to Buyer hereunder to make, use, sell, modify, import, copy, prepare derivative works and otherwise commercialize version 1.4, or earlier versions, of DMSSprObject in executable code form, only and solely as compiled into or embodied in WIS Eagle and Xtreme Systems and successor products with substantially the same functionality.  No source code shall be transferred or provided.  Neither Seller nor any assignee of Seller shall assign or transfer in any manner any of the rights identified in this paragraph without the prior written consent of Buyer, such consent not to be unreasonably delayed or withheld, except for (i) any assignment of these rights to a buyer of Seller’s wafer inspection business in connection with the Case, and (ii) any sublicenses in the ordinary course of commercialization of WIS Eagle and Xtreme Systems, or successor products with substantially the same functionality.

10.                                 Indemnification

10.1                           Indemnification by Seller.  Seller agrees to indemnify and hold harmless Buyer through and after the date of the claim for indemnification resulting from, arising out of, relating to, in the nature of or caused by any of the following:

(i)                                     Any and all loss, injury, damage or deficiency resulting from any misrepresentation or breach of the warranty and representation by Seller set forth in Section 5.7, provided that Buyer makes a written claim for indemnification pursuant to Section 10.3 below within any applicable survival period set forth below;

(ii)                                  Any and all loss, injury, damage or deficiency resulting from any non-fulfillment of any covenant or agreement on the part of Seller to be performed after the Closing Date, provided that Buyer makes a written claim for indemnification pursuant to Section 10.3 below within any applicable survival period set forth below;

(iii)                               Subject to Section 3.6 above, any and all loss, injury, damage or deficiency resulting from any tax liability of Seller and any transfer, sales, use, stamp, documentary or other taxes incurred in connection with the transactions contemplated by this Agreement, provided that Buyer makes a written claim for indemnification pursuant to Section 10.3 below within any applicable survival period set forth below; and

(iv)                              Any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees (including court costs and reasonable attorneys’ fees and expenses) incident to any of the foregoing.

10.2                           Indemnification by Buyer.  Buyer agrees to indemnify and hold harmless Seller through and after the date of the claim for indemnification (including any loss, injury, damages or deficiency which Seller may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of or caused by any of the following:

(i)                                     Any and all loss, injury, damage or deficiency resulting from any non-fulfillment of any covenant or agreement on the part of Buyer under this Agreement to be performed after the Closing Date, provided that Seller makes a written claim for indemnification against Buyer pursuant to Section 10.3 below within any applicable survival period set forth below; and

(ii)                                  Any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees (including court costs and reasonable attorneys’ fees and expenses) incident to any of the foregoing.

10.3                           Procedures for Indemnification.  Promptly after receipt by an indemnified party pursuant to the provisions of this Section 10 of notice of the commencement of any action, claim or proceeding involving the subject matter of the foregoing indemnity provisions, such indemnified party shall, if a claim thereof is to be made against an indemnifying party pursuant to the provisions of this Section 10, promptly notify such indemnifying party of the commencement thereof; but the omission to so notify such indemnifying party shall not relieve it from any liability which it may have to the indemnified party otherwise than hereunder.  In case such action, claim or proceeding is brought against an indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, to assume the defense or conduct thereof, with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the indemnifying party, or if there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party shall have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party.  After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to the indemnified party for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the proviso of the preceding sentence, (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.  No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the release from all liability in respect to such claim or litigation.  In the event the proceeding is a tax audit, the indemnified party shall not take any action, including the extension of any applicable limitations period, without the express written consent of the indemnifying party, which consent shall not be unreasonably withheld.

10.4                           Limitations on Indemnification.

(i)                                     Except as set forth below, no claim for indemnification relating to a breach of Section 5.7 may be brought under this Agreement by any person unless written notice of such claim shall have been given on or prior to the date that is twelve (12) months after the Closing Date (the “Survival Period”).  In the event a claim for indemnification is made for a breach of representation or warranty on or prior to the last day of the Survival Period, such representation or warranty shall survive the Survival Period until such claim is finally resolved and all obligations with respect thereto are fully satisfied.

(ii)                                  Notwithstanding the provisions of Section 10.1, the Buyer shall not be entitled to indemnification from the Seller in an amount exceeding the aggregate amount of the Royalty Payments payable to Seller under the terms of Section 2.1.  Buyer’s sole and exclusive remedy to satisfy any obligations owed by Seller under this Section 10 shall be setting off the amount owed against, and deducting such amounts from, any Royalty Payments payable by Buyer to Seller under Section 2.1 of this Agreement.  Buyer shall not be entitled to satisfy any indemnification claim by recovering from Seller Royalty Payments received by Seller before the claim for indemnification was made.

(iii)                               The amount of any indemnification claimed by a party under the indemnity provided in Section 10.1 or Section 10.2 shall be calculated without deduction based on any materiality qualifiers or materiality adjustments and shall be a net amount after adjustment for any benefit such party has actually received from insurance receipts from third parties.

11.         Miscellaneous.

11.1                           Survival of Representations and Warranties.  Except for Section 5.7 which shall survive the Closing Date as provided in Section 10.4 above, none of the representations and warranties contained in this Agreement shall survive the Closing hereunder.

11.2                           Attorneys’ Fees.  In the event that either party hereto brings an action or other proceeding to enforce or interpret the terms and provisions of this Agreement, the prevailing party in that action or proceeding shall be entitled to have and recover from the non-prevailing party all such fees, costs and expenses (including, without limitation, all court costs and reasonable attorneys’ fees) as the prevailing party may suffer or incur in the pursuit or defense of such action or proceeding.

11.3                           Notices.  Unless otherwise provided herein, any notice, tender, or delivery to be given hereunder by either party to the other may be effected by personal delivery in writing, or by registered or certified mail, postage prepaid, return receipt requested, and shall be deemed communicated as of the date of mailing.  Mailed notices shall be addressed as set forth below, but each party may change his address by written notice in accordance with this paragraph.

To Seller:	Inspex Inc. 47 Manning Road Billerica, MA 01821 Attn: Roberta E. Benson

With a copy to:	Maselan & Jones, P.C. One International Place Boston, MA 02110 Attn: W. Terence Jones

And a copy to:	Looney & Grossman, LLP 101 Arch Street Boston, MA 02110 Attn: Melvin S. Hoffman

To Buyer:	August Technology Corporation 4900 W. 78th Street Bloomington, MN 55435 Attn: Stan Piekos

With a copy to:	Fredrikson & Byron, P.A. 4000 Pillsbury Center 200 South Sixth Street Minneapolis, MN 55402 Attn: Robert K. Ranum

11.4                           Entire Agreement.  This instrument and the documents to be executed pursuant hereto contain the entire agreement between the parties relating to the sale of the Assets. Any oral representations or modifications concerning this Agreement or any such other document shall be of no force and effect excepting a subsequent modification in writing, signed by the party to be charged.

11.5                           Modification.  This Agreement may be modified, amended or supplemented only by a written instrument duly executed by all the parties hereto.

11.6                           Closing Date.  All actions to be taken at the Closing pursuant to this Agreement shall be deemed to have occurred simultaneously, and no act, document or transaction shall be deemed to have been taken, delivered or effected until all such actions, documents and transactions have been taken, delivered or effected.

11.7                           Severability. Should any term, provision or paragraph of this Agreement be determined to be illegal or void or of no force and effect, the balance of the Agreement shall survive except that, if Buyer cannot acquire and Seller cannot sell substantially all of the Assets, either party may terminate this Agreement, and it shall be of no further force and effect, unless both parties agree in writing to the contrary.

11.8                           Captions.  All captions and headings contained in this Agreement are for convenience of reference only and shall not be construed to limit or extend the terms or conditions of this Agreement.

11.9                           Further Assurances.  Each party hereto will execute, acknowledge and deliver any further assurance, documents and instruments reasonably requested by any other party hereto for the purpose of giving effect to the transactions contemplated herein or the intentions of the parties with respect thereto.

11.10                     Waiver.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the party making the waiver.

11.11                     Brokerage Obligations.  The Seller and Buyer each  represents and warrants to the other that it has not incurred any liability to any broker or agent with respect to the payment of any commission regarding the consummation of the transaction contemplated hereby.  It is agreed that if any claims for commissions, fees or other compensation, including, without limitation, any other brokerage fees, finder’s fees, or commissions, are ever asserted against Buyer or Seller in connection with this transaction, all such claims shall be handled and paid by the party whose actions form the basis of such claim and such party shall indemnify, defend (with counsel reasonably satisfactory to the party entitled to indemnification), protect, and save and hold the other harmless from and against any and all such claims or demands asserted by any person, firm or corporation in connection with the transaction contemplated hereby.

11.12                     Payment of Fees and Expenses.  Except as provided in Section 11.1 above, each party to this Agreement shall be responsible for, and shall pay, all of its own fees and expenses, including those of its counsel, incurred in the negotiation, preparation and consummation of the Agreement and the transaction described herein.

11.13                     Assignments.  This Agreement shall not be assigned by either party hereto without the prior written consent of the other party hereto.

11.14                     Binding Effect.  Subject to the provisions of Section 11.12 above, this Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successors, and assigns of the parties hereto.

11.15                     Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of Massachusetts, without giving effect to choice of law principles.

11.16                     Good Faith.  All parties hereto agree to do all acts and execute all documents required to carry out the terms of this Agreement and to act in good faith with respect to the terms and conditions contained herein before and after Closing.

11.17                     Construction.  In the interpretation and construction of this Agreement, the parties acknowledge that the terms hereof reflect extensive negotiations between the parties and that this Agreement shall not be deemed, for the purpose of construction and interpretation, drafted by either party hereto.

11.18                     Counterparts.  This Agreement may be signed in counterparts.  The parties further agree that this Agreement may be executed by the exchange of facsimile signature pages.

11.19                     Time is of the Essence.  Time is of the essence in this Agreement, and all of the terms, covenants and conditions hereof.

11.20                     Bankruptcy Court Jurisdiction.  BUYER AND SELLER AGREE THAT THE BANKRUPTCY COURT SHALL HAVE NON-EXCLUSIVE JURISDICTION OVER ALL DISPUTES AND OTHER MATTERS RELATING TO (i) THE INTERPRETATION AND ENFORCEMENT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT EXECUTED PURSUANT HERETO; AND/OR (ii) THE ASSETS, AND BUYER EXPRESSLY CONSENTS TO AND AGREES NOT TO CONTEST SUCH NON-EXCLUSIVE JURISDICTION.

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the day and year first above written.

AUGUST TECHNOLOGY CORPORATION

By:	/s/ Stanley D. Piekos
Its:	Chief Financial Officer

Inspex Inc.
Debtor and Debtor In Possession

By:	/s/ Roberta E. Benson
Its:	Director of Operations

INDEX OF SCHEDULES AND EXHIBITS

Schedule	Title
1.1(ii)	Seller’s Transferable Intellectual Property Related to DMSVision Software
1.1(iii)	Intellectual Property Developed Pursuant to Research and Development Agreements between Seller and Hamamatsu
1.1(iv)	Leases and Contracts Assigned to Buyer
1.1(vii)	Computer Hardware, Office Furniture and Equipment
3.5	Deposits on Leases and Contracts
5.5	Liens
5.6	Environmental Issues
5.7	Intellectual Property

Exhibits	Title
A	Assignment and Assumption Agreement
B	Bill of Sale
C	License Agreement between Buyer and Hamamatsu
D	License Agreement between Buyer and Seller
E	Lease Agreement between Buyer and Photonics Management Corporation
F	Assignment of R&D Property from Hamamatsu to Buyer
G	Sale Procedure Motion
H	Sale Motion